Exhibit 99.26

Aphria reports strong performance in Q1 2018, including record revenue and grams sold

Lowered cash costs for the quarter, furthering commitment to being a low-cost producer

Four-part greenhouse expansion on track for completion in 2018, poised to meet expected recreational demand

Leamington, Ontario — October 13, 2017 — Aphria Inc. (“Aphria” or the “Company”) (TSX: APH or USOTCQB: APHQF) today reported its results, for the first quarter ended August 31, 2017. All amounts are expressed in Canadian dollars.

Q1 - 2018		Q1-2017
$6,120,359	Revenue	$4,375,512
7,904,441	Gross profit	3,782,145
4,774,197	Adjusted gross profit[1]	3,331,596
78.0%	Adjusted gross margin[1]	76.1%
15,040,168	Net income (loss)	895,269
1,548,149	EBITDA from operations[1]	1,054,269

Q1-2018		Q4-2017
852.0	Kilograms (or kilogram equivalents) sold	738.3
$6,120,359	Revenue	$5,717,866
$1,548,149	EBITDA from operations[1]	$2,826,667
$0.95	Cash cost to produce dried cannabis / gram — using Aphria’s definition[1]	$1.11
$1.61	“All-in” cost of goods sold / gram[1]	$1.67
$118,731,275	Cash and cash equivalents & marketable securities	$167,257,202
$135,127,644	Working capital	$169,051,562
$23,704,138	Investment in capital and intangible assets	$31,955,214
$20,131,330	Strategic investments[1]	$33,561,864

Operating highlights

•                  Eighth consecutive quarter of positive EBITDA. $1.5 million in EBITDA from operations in the quarter, a 47% increase from the prior year.

•                  First harvest and first sale of product flowered exclusively in the new facility expansion.

•                  Construction on Part III and Part IV expansion progressing as scheduled with first sale from Part III expected in late May 2018 and from Part IV in mid-to-late January 2019. Economies of scale achieved as a result of the completion of these expansion projects will further promote Aphria’s commitment to being one of the lowest cost producers in the industry.

•                  Improved “all-in” costs to produce dried cannabis per gram from $1.67 to $1.61 in the quarter, a decrease of 3.5%.

•                  Lowered cash costs to produce dried cannabis per gram from $1.11 to $0.95 in the quarter, a decrease of 14.4%.

•                  Made the step change in the quarter from a company reporting cumulative losses greater than cumulative net income (deficit) to cumulative net income exceeding cumulative losses (retained earnings). Aphria becomes one of only a few publicly listed Licensed Producers in this position.

•                  Deployed approximately $20.1 million of capital in the form of strategic investments including additional investments in Copperstate Farms Investors, LLC, Green Acre Capital Fund I and investments in TS BrandCo Holdings Inc., HydRX Farms Inc. (d/b/a Scientus Pharma) and Nuuvera Corp.

•                  Deployed approximately $23.7 million of capital in the form of capital expenditures related to our Part II, Part III and Part IV expansion projects.

“In the first quarter of 2018, Aphria increased revenue and grams sold, and lowered cash costs, in addition to recording our eighth consecutive quarter of positive EBITDA,” said Vic Neufeld, Chief Executive Officer, Aphria. “A key driver of our continued performance has been our ability to maintain leadership as one of the lowest-cost producers in the industry. As legal recreational cannabis comes into market in 2018, low costs per gram will be a critical factor for the entire supply chain. Our proven ability to grow to scale while keeping costs low is an important competitive advantage; it positions Aphria to profitably meet projected demand for cannabis and deliver sustainable value to our shareholders.”

“Looking ahead, we are on track to meet critical short- and long-term goals: Our fully-funded facility expansion is well underway, and we expect to achieve further economies of scale once the expansion projects are completed in 2018. Additionally, we continue to develop new product innovations and invest in our recreational infrastructure and brand. This will enable us to serve growing demand from medical cannabis patients in the near term and will eventually support Aphria’s position as a leader in Canada’s recreational market, once federal and provincial regulatory frameworks are in place,” said Mr. Neufeld.

Financial highlights

For the eighth consecutive quarter, the Company reported positive EBITDA. In the quarter, the Company reported $1.5 million in EBITDA from operations, a 47% increase over the prior year. The Company remains committed to the responsible use of our shareholders’ investment in Aphria. The Company continues to invest in its recreational brand, continues to proceed diligently on its capital investment plans and continues to explore other opportunities to increase shareholder value, including strategic investments, while ensuring appropriate liquidity risk mitigation strategies are in place.

Revenue for the three months ended August 31, 2017 was approximately $6.1 million, representing a 7% increase over the prior quarter’s revenue of approximately $5.7 million, in a quarter in which the Company was effectively capacity constrained as the first sale from the Part II expansion did not occur until late in August. Further, on a kilogram and kilogram equivalent basis, the Company increased its sales by 15%, from 738.3 kgs to 852.0 kgs. Cannabis oil sales, as a percentage of all revenue, remained constant in the quarter at 32% of revenue.

Gross profit before fair value adjustments for the first quarter was approximately $4.8 million with a gross margin before fair value adjustments of 78%, generated from both retail and wholesale shipments of medical cannabis. The decrease in the gross margin before fair value adjustments from the prior quarter was a function of replacing sales to veterans, once their three gram per day limit became effective, with a combination of retail sales to patients and wholesale sales to other Licensed Producers.

During the quarter, our “all-in” costs of dried cannabis per gram decreased from $1.67 to $1.60. The decrease was largely related to economies of scale achieved as a result of the completion of our Part II expansion. Similarly, our cash costs of dried cannabis per gram decreased from $1.11 to $0.95, for the same reason.

During the quarter, the Company reported significant activity as it relates to its strategic investment portfolio, as follows:

	Q1-2018	Q4-2017
Foreign exchange (loss) gain	$(150,702)	417,165
(Loss) gain on marketable securities	(1,746,367)	194,633
Gain on dilution of ownership in equity accounted investee	7,551,158	—
(Loss) gain from equity accounted investee	(8,840,264)	210,400
Finance income, net	479,719	29,765
Unrealized gain on embedded derivatives	532,750	—
Unrealized gain (loss) on long-term investments	19,081,556	(5,572,278)
Total	16,428,131	(4,720,315)

The largest increases in the strategic investment portfolio relate to the increase in fair value of the Company’s investment in Copperstate Farms Investors, LLC and the increase in the value of the Company investment in its equity accounted investee, Liberty Health Sciences, Ltd. (“Liberty”). The largest offsetting decrease in the strategic investment portfolio was the Company’s share of its equity accounted investee’s, Liberty’s, net loss for the quarter. The Company’s share was $8.8 million, with the vast majority of the loss ($8.4 million) relating to Liberty’s listing fees as part of its reverse takeover, go public, transaction.

Net income for the three months ended August 31, 2017 was approximately $15 million or $0.11 per share as opposed to a net income of approximately $0.9 million or $0.01 per share in the same quarter in the previous year and a loss of approximately $2.6 million or $0.02 per share in the previous quarter. The increase in net income for Aphria in the quarter is directly related to the net gains on the Company’s strategic investment portfolio in the quarter.

EBITDA from operations for the first quarter was approximately $1.5 million, compared to an EBITDA from operations of $1 million in the same period of the prior year and EBITDA from operations of $2.8 million in the previous quarter.

We have A Good Thing Growing.

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1 — In this press release, reference is made to “all-in” costs to produce dried cannabis per gram, cash costs to produce dried cannabis, gross profit before fair value adjustments, gross margin before fair value adjustments, EBITDA from operations and strategic investments which are not measures of financial performance under International Financial Reporting Standards. Definitions for all terms above can be found in the Company’s August 31, 2017 Management’s Discussion and Analysis, filed on SEDAR.

About Aphria

Aphria Inc., one of Canada’s lowest cost producers, produces, supplies and sells medical cannabis. Located in Leamington, Ontario, the greenhouse capital of Canada. Aphria is truly powered by sunlight, allowing for the most natural growing conditions available. We are committed to providing pharma-grade medical cannabis, superior patient care while balancing patient economics and returns to shareholders.

For more information, visit www.Aphria.ca.

For further information please contact:

Nina Godard

Edelman

Nina.godard@edelman.com

416-455-6324

Vic Neufeld

President & CEO

1-844-427-4742

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, estimated margins, expectations for future growing capacity and costs, the completion of any capital project or expansions, any commentary related to the legalization of cannabis and the timing related thereto, expectations of Health Canada approvals and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving medical cannabis or adult use of cannabis; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical cannabis industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.